Exhibit 12
CONOCOPHILLIPS AND CONSOLIDATED SUBSIDIARIES
TOTAL ENTERPRISE
Computation of Ratio of Earnings to Fixed Charges

	Millions of Dollars
	Six Months Ended
	June 30
	2007	2006
	(Unaudited)
Earnings Available for Fixed Charges
Income from continuing operations before income taxes and minority interest	$9,602	14,479
Distributions less than equity in earnings of fifty-percent-or-less-owned companies	(1,246)	(770)
Fixed charges, excluding capitalized interest*	743	621

	$9,099	14,330

Fixed Charges
Interest and debt expense, excluding capitalized interest	$626	475
Capitalized interest	274	218
Interest portion of rental expense	70	94
Interest expense relating to guaranteed debt of fifty-percent-or-less-owned companies	5	7

	$975	794

Ratio of Earnings to Fixed Charges	9.3	18.0

*	Includes amortization of capitalized interest totaling approximately $42 million in 2007 and $45 million in 2006.
Earnings available for fixed charges include, if any, our equity in losses of companies owned less than fifty percent and having debt for which the company is contingently liable. Fixed charges include our proportionate share, if any, of interest relating to the contingent debt.
Earnings available for fixed charges include, if any, 100 percent of the losses of companies owned greater than fifty percent that have debt for which we are contingently liable. Fixed charges include 100 percent of interest and capitalized interest, if any, relating to the contingent debt.